TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

PRIVATE PLACEMENT WITHDRAWN

For Immediate Release: October 31, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC) wishes to announce that the private placement announced on March 28, 2003 has been withdrawn.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Property (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:      John Robertson
                      800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996    Fax: 604-278-3409    Toll Free: 800-665-4616    www.terylresources.com